JAK

JOEL K. ARLINE, CPA, P.C.

Certified Public Accountant

Member of American Institute and Georgia Society of Certified Public Accountants

October 9, 2008

VIA EMAIL ATTACHMENT

Andrew Limpert
The Flooring Zone, Inc.

Rich Ludlow
Poulton-Yordan

Re: Resignation from Board of Directors
The Flooring Zone, Inc.

Dear Andrew and Rich:

I appreciate having worked with you and The Flooring Zone, Inc. However at this time, my schedule does not allow me to continue to serve as a Director on The Flooring Zone, Inc.'s Board of Directors. Please allow this letter to serve as my resignation from the Board effective today.

If you should need my assistance in the future, please do not hesitate to call me.

Sincerely Yours,

Joel K. Arline

1606 Reynolds Street • P.O. Box 2699 • Brunswick, Georgia 31521-2699
Phone: (912) 265-1020 • Fax: (912) 265-1037